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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)

                           WINLAND ELECTRONICS, INC.
                           -------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                    --------------------------------------
                        (Title of Class of Securities)

                                    974241
                           ------------------------
                                (CUSIP Number)

                               Steven N. Bronson
                         Barber & Bronson Incorporated
                     201 South Biscayne Blvd., Suite 2950
                             Miami, Florida  33131
                                (305) 536-8500
        --------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                With a copy to:

                           Linda C. Frazier, Esquire
                               Broad and Cassel
                         201 South Biscayne Boulevard
                                  Suite 3000
                             Miami, Florida  33131

                                October 4, 1996
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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                                 SCHEDULE 13D
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CUSIP NO.  974241                                             PAGE 2 OF 5 PAGES
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

1               NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                Steven N. Bronson
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2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
                                                                       (b)[ ]
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3               SEC USE ONLY

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4               SOURCE OF FUNDS*

                PF and 00

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5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                [ ]

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6               CITIZENSHIP OF PLACE OF ORGANIZATION

                U.S.A.
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                               7   SOLE VOTING POWER

                                    270,708
                                ------------------------------------------------
      NUMBER OF
      SHARES                    8   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                       -0-
       EACH                     ------------------------------------------------
     REPORTING
      PERSON                    9   SOLE DISPOSITIVE POWER
       WITH
                                    298,920
                                ------------------------------------------------

                                10  SHARED DISPOSITIVE POWER

                                    -0-
                                ------------------------------------------------
--------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                298,920
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12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                               [X]
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13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                11.2%
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14              TYPE OF REPORTING PERSON*

                IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                               Page 3 of 5 Pages

   The Schedule 13D, as heretobefore filed on behalf of Steven N. Bronson and Barber & Bronson Incorporated, a Florida corporation (the "Company"), as amended, with respect to the shares of common stock, $.01 par value (the "Common Stock"), of Winland Electronics, Inc., a Minnesota corporation (the "Issuer"), is hereby amended and restated as follows:

   Item  1.  Security and Issuer.
             -------------------

   This Statement on Schedule 13D relates to shares of Common Stock (the "Shares") of Winland Electronics, Inc., a Minnesota corporation (the "Issuer"). This Statement amends and supersedes all prior filings on Schedule 13D with respect to the Issuer by the reporting person. The Issuer's principal executive office is located at 1950 Excel Drive, Mankato, Minnesota 56001.

   Item 2.  Identity and Background.
            -----------------------

   1. This Statement on Schedule 13D is being filed on behalf of Steven N. Bronson.

   (b) Mr. Bronson's business address is 201 South Biscayne Boulevard, Suite 2950, Miami, Florida 33131.

   (c) Mr. Bronson is the President of Barber & Bronson Incorporated, a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

   (d) During the last five years, Mr. Bronson was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e) During the last five years, Mr. Bronson was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

   (f) Mr. Bronson is a citizen of the United States of America.

   Item 3.  Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

   Mr. Bronson acquired Shares utilizing his personal funds. In addition, warrants to purchase Shares were transferred to Mr. Bronson from Barber & Bronson Incorporated in consideration for services rendered.

   Item  4.  Purpose of Transaction.
             ----------------------

   Mr. Bronson acquired securities of the Issuer for investment purposes and may, depending upon then current events, including without limitation, then current market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease his position in the Issuer.

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                                                               Page 4 of 5 Pages


   Mr. Bronson does not have any plans or proposals which may relate or would result in:

   (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

   (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

   (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

   (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

   (e) Any material change in the present capitalization or dividend policy of the Issuer;

   (f) Any other material change in the Issuer's business or corporate structure;

   (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

   (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

   (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

   (j) Any action similar to any of those enumerated above.

   Item  5.  Interest in Securities of the Issuer.
             ------------------------------------

   (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate 298,920 Shares, representing approximately 11.2% of the total Shares deemed outstanding. Such Shares include 270,708 Shares owned of record by Mr. Bronson and with respect to which Mr. Bronson may be deemed to have sole voting and dispositive power. Such Shares also include 28,212 Shares issuable upon exercise of warrants owned of record by Mr. Bronson and with respect to which Mr. Bronson may be deemed to have sole dispositive power.

                                                               Page 5 of 5 Pages


   The foregoing Shares do not include any Shares held of record in the trading account of Barber & Bronson Incorporated and, with respect to which Shares, Mr. Bronson disclaims beneficial ownership.

   (c)  Not applicable.

   (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

   (e)  Not applicable.

   Item 6.   Contracts, Arrangements, Understandings or Relationships with
             ------------------------------------------------------------
             Respect to Securities of the Issuer.
             -----------------------------------

             None.

   Item 7.   Material to be Filed as Exhibits.
             --------------------------------

             None.


   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.



Date:  As of February 26, 1997            /s/Steven N. Bronson
                                          --------------------
                                          Steven N. Bronson